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                                                                     EXHIBIT (c)

                                  (LETTERHEAD)

July 1, 2003

Board of Directors
OpticNet, Inc.
One Post Street, Suite 2500
San Francisco, CA 94104.

Dear Members of the Board:

     American Appraisal Associates, Inc., ("American Appraisal") has acted as financial advisor to the Board of Directors of OpticNet, Inc. ("OpticNet") for the sole purpose of rendering our opinion to the board of directors of OpticNet (the "Board") as to the fairness, from a financial point of view, to the stockholders of OpticNet ("Stockholders"), of the consideration payable to the Stockholders in connection with the proposed cash tender offer ("the Offer") by BEI Technologies, Inc., a Delaware corporation ("BEI"), together with its wholly-owned Delaware acquisition subsidiary formed by BEI for the purpose of the Offer and the Merger, as defined below ("Acquisition Sub"), and a merger of Acquisition Sub with and into OpticNet ("the Merger"). This letter summarizes our fairness opinion advisory service provided to the Board ("Opinion") in connection with the Offer and Merger.

OFFER AND MERGER

     Under the terms of the Agreement and Plan of Merger (the "Merger Agreement") by and among BEI, Acquisition Sub and OpticNet, BEI will acquire OpticNet pursuant to the following: (i) Acquisition Sub will make a cash tender offer for any and all of the outstanding shares of OpticNet Common Stock (consisting of Voting and Nonvoting Common Stock) at a price of $0.04 per share, net to the seller in cash ("Offer Price"); and (ii) upon acquiring shares of OpticNet Common Stock pursuant to the Offer and subject to the conditions to the Offer and to the Merger set forth in the Merger Agreement, Acquisition Sub shall merge with and into OpticNet upon the terms and condition set forth in the Merger Agreement, a draft copy of which has been provided to and reviewed by us prior to the date of the Opinion. OpticNet will notify American Appraisal of all changes, if any, to the Offer and Merger. The Offer and Merger are collectively referred to herein as the "Transaction."

SCOPE OF OUR ENGAGEMENT

     In connection with our engagement, we have performed the analyses and reviews that we believe necessary to determine if the Offer Price is fair, from a financial point of view, to the Stockholders and to deliver our opinion regarding fairness to the Board. Our Engagement has included the following: (i)
a review and analyses of the financial terms of the Transaction and (ii) a review and evaluation of the financial condition and the business and financial prospects of OpticNet. Prior to the Engagement, American Appraisal had provided a valuation of OpticNet's technology assets as of November 15, 2002 and its common stock as of September 1, 2000. American Appraisal has not provided any accounting, tax-related advisory or other financial services to OpticNet in connection with the Transaction. Accordingly, we have not advised OpticNet with respect to alternative merger scenarios; or legal or financial matters.
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     Upon the completion of our review and analysis, we advised the Board on May
20, 2003 of our opinion as to whether, as of that date and based on and subject to the assumptions and limitations contained in our written opinion, from a financial point of view, the Offer Price payable to Stockholders upon consummation of the Transaction is fair to the Stockholders (the "Opinion"). Any preliminary report provided by us to the Board prior to the date of this Opinion is hereby superceded in its entirety.

     American Appraisal will be paid a fee for its services as financial advisor to OpticNet in connection with the engagement, a portion of which is due and payable upon the delivery of this Opinion, but none of which is contingent upon the outcome of our analysis or of the Transaction.

DUE DILIGENCE

     In connection with our engagement, and in arriving at this Opinion, American Appraisal has made such reviews, studies, analyses and consultations that we deemed necessary to the engagement. Among other things, we:

          (i) Reviewed the terms of the Merger Agreement;

          (ii) Reviewed selected public information on the industry served by OpticNet;

          (iii) Reviewed OpticNet's audited financial statements since inception (or February, 2000 and OpticNet's unaudited financial statements for the fiscal two quarters ended March 29, 2003 and other selected publicly available information that we consider relevant;

          (iv) Reviewed selected internal financial analyses and forecasts prepared by management of OpticNet relating to its business;

          (v) Reviewed, and correlated to OpticNet, the stock market capitalizations and valuation rations of public companies whose lines of business were considered similar to those of OpticNet;

          (vi) Compared the proposed financial terms of the Merger with the publicly available financial terms of certain transactions involving companies we deem relevant and the consideration received for such companies;

          (vii) Valued OpticNet's intellectual property through a discounted cash flow valuation analysis of OpticNet's forecasted revenues and operating cash flow on the basis of information provided by management of OpticNet;

          (viii) Discussed the foregoing information, where appropriate, with management of OpticNet; and

          (ix) Conducted such other analyses, studies and inquiries as we deemed appropriate for purposes of arriving at our Opinion.

CONDITIONS OF OPINION

     In connection with the analysis underlying this Opinion, we have accepted at face value and assumed, without independent verification or investigation, the accuracy and completeness of all of the financial forecasts and other information and selected data made available or furnished to or otherwise reviewed by or discussed with us for purposes of this Opinion. We have not independently verified or investigated any of the assumptions, estimates, or judgments referred to in such financial forecasts, information, data and material and we are not responsible for any errors or inaccuracies in such forecasts, information, data and material. Further we have assumed that there has been no material adverse change in the assets, financial condition, business or prospects of OpticNet, since the date of the most recent financial statements and forecasts made available to us.

     With respect to financial analyses and forecasts provided to or otherwise reviewed by or discussed with us, we have been advised by the management of OpticNet that such analyses and forecasts have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments of the management of OpticNet as to the expected future results of operations and financial conditions of OpticNet to which such analyses or forecasts relate. We can give no assurances, however, that such financial analyses and forecasts can be realized or that actual results will not vary materially from those projected.
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     In connection with all forecasts, information, data and material provide to us by OpticNet, management of OpticNet has advised us that they have not omitted or failed to provide, or caused to be omitted or undisclosed to American Appraisal any analyses, data, material or other information necessary in order to make any financial data, material or other information provided to us by OpticNet not misleading in light of the circumstances under which such forecasts, information, data or material was provided. In the course of our review, we have not learned any specific facts which would lead us to believe that our acceptance and reliance on such forecasts, information and data was unreasonable.

     With the exception of OpticNet's intellectual property, we have not conducted or have been provided with an independent valuation or appraisal of the assets or liabilities of OpticNet nor have we made any physical inspection of the properties or assets of OpticNet. In connection with our engagement, we were not requested to, and did not, solicit third party indication of interest in the possible acquisition of all or a part of OpticNet.

     We express no view as to, and this Opinion does not address, the relative merits of the Transaction as compared to any alternative business strategies that might exist for OpticNet or the effect of any other transaction in which OpticNet might engage.

     The analysis we have undertaken in connection with rendering this Opinion involves the exercise of judgment on our part, as to which differences of opinion may exist. This Opinion is necessarily based on market, economic and other conditions and circumstances existing and made known to us on, and the forecasts, information and data made available to us as of, the date of this Opinion. Accordingly, subsequent developments may materially affect this Opinion, however, we do not have an obligation to, and have not undertaken to, update, revise or reaffirm this Opinion.

     This Opinion is provided only for the information of the Board in connection with and for the purposes of its evaluation of the proposed Transaction. It is understood that this Opinion is limited to the fairness, from a financial point of view, to the Stockholders of the Offer Price and we express no opinion as to the underlying decision by the management of OpticNet to engage in the Transaction. This Opinion is not intended to be and does not constitute a recommendation to any Stockholder as to how such Stockholder should vote with respect to the proposed Transaction or any other matters related to the Transaction. This Opinion is intended only to supplement, not substitute for other due diligence required in connection with the proposed Transaction or any related transaction.

     It is understood that this Opinion is limited to the matters set forth herein as of the date hereof, and no opinion may be inferred or implied beyond the matters expressly contained herein or beyond the date hereof (forward-looking statements notwithstanding). This Opinion and the reviews, analyses, studies and consultations performed in connection herewith and therewith are (i) limited to matters within the scope of our engagement as set forth in the engagement letter, dated May 9, 2003 (the "Engagement Letter"), and
(ii) subject to the terms and conditions described in the Engagement Letter.

     Except as required by state or federal law, it is understood, that this Opinion is not to be quoted, or referred to in any written document, in whole or in part, without our prior written consent.

OPINION

     Based upon and subject to the foregoing, it is our opinion that as of the date hereof, the Offer Price payable to Stockholders is fair, from a financial point of view, to the Stockholders.

Very truly yours,

/s/ American Appraisal Associates, Inc.
AMERICAN APPRAISAL ASSOCIATES, INC.